

July 26, 2013

Via E-mail
Avishai Abrahami
Chief Executive Officer
Wixpress Ltd.
40 Namal Tel Aviv St.
Tel Aviv, 6350671 Israel

    Re: **Wixpress Ltd.**
             Amendment No. 1 to Draft Registration Statement on Form F-1
             Submitted July 15, 2013
             CIK No. 0001576789

Dear Mr. Abrahami:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated June 26, 2013.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary, page 1

1.   We have reviewed your supporting information you provided in response to prior comment 6 regarding your characterization of being a "leading global web development platform." Please revise to clarify the criteria by which you believe that you are a leader, such as number of registered users, number of websites created, revenues, market share, etc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Financial and Operating Metrics, page 46

2.   We note the revision made in response to the prior comment 18 refers to "registered users." Further clarify the definition of "number of registered users at period end" to indicate that the use of the term "user" is not intended to provide an indication of the level of engagement of a particular user, as noted from your response to prior comment 7.

Comparisons of Period to Period Results of Operations, page 50

3.   We note your response to prior comment 22. Further explain what consideration you gave to disclosing the renewal rates for each of the three years ended December 31, 2012 in analyzing how the changes in your renewal rates are reflecting a trend.

4.   We acknowledge your response to prior comment 22 that you updated your disclosures to provide your renewal rates for your cohort of one year premium subscriptions and for your cohort of two or more years of premium subscriptions. Additionally, we note from your disclosures on pages 19 and 44 of your registration statement that the balance between the percentage of premium subscription revenue from monthly subscriptions and annual appears to be significant to your operating model. Please tell us what consideration was given to also providing the renewal rates for your monthly cohort and providing further stratification of subscriptions with a term of two or more years.

Liquidity and Capital Resources, page 54

5.   We note your response to prior comments 14 and 24 regarding your use of offering proceeds to implement your business plan. On page 55, you indicate that you believe your existing cash and cash from operations will be sufficient to fund your operations for at least the next 12 months, yet you may use borrowings and offering proceeds to fund your growth plans and future operations. Please revise to disclose the amount of funds necessary to implement your growth plans. Further, please revise to clarify whether offering proceeds will be used or are necessary to implement your growth plans for the next 12 months. If yes, please quantify the amount of offering proceeds that will be used in the next 12 months to fund your growth plans.

Application of Critical Accounting Policies and Estimates

Share-Based Compensation, page 58

6.   We note your response to prior comment 27. For the fully diluted scenario used in the March 2012 and August 2012 valuations, please tell us why the enterprise value was determined using the post-money value of the Series E preferred stock. Include in your response a reference to all guidance that you believe to be applicable. Also, note that there appears to be a typographical error on page 61 where you use the term "excise price" instead of "exercise price".

7.   When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

Business, page 65

8.   In your revised disclosure on page 68 in response to prior comment 30, it is still unclear what you mean by "Search of Wix," "Search engine optimization," and "Search engine marketing." For example, if a person searches for the term Wix in a search engine and your website is listed among the top choices and the person clicks the link to your website, it is unclear what category this would fit in your diagram on page 68. If you purchased enhanced placement with the search engine, but the user did not click on a sponsor or banner ad link, there is uncertainty whether this is considered an organic or paid source. Please revise to clarify.

9.   We note your response to prior comment 31 regarding the details of your call center employees. You indicate that your call center employees provide both direct and indirect customer support and you anticipate that your call center locations will be able to support your entry into new languages by the staff your San Francisco and Tel Aviv offices. Please revise to clarify who provides customer and technical support for your customers in Italian and Portuguese languages and how many of your customer support personnel offer direct customer service in languages other than English and Spanish. Also, you should address whether the availability of customer service personnel with the requisite language skills in San Francisco and Tel Aviv may limit your ability to expand into additional languages beyond Japanese or Korean.

Competition, page 79

10.   Your response to prior comment 34 acknowledges that you compete with companies that offer web-based design platforms and software programs. Please revise to address the size of this market and your market share or clarify whether this industry is highly fragmented.

Management

Corporate Governance Practices, page 86

11.   We note your response to prior comment 35 regarding your public company status under the Israel Companies Law. Please revise to clarify that you are not a public company under Israeli securities laws and you do not have any public reporting obligations in Israeli or to Israeli shareholders beyond those required pursuant to U.S. securities laws.

Board of Directors, page 87

12.   We repeat our prior comment 37 that requested clarification regarding the distinction
       between external directors and independent directors. For example, would a person that
       satisfied the external director requirements under Israeli law also fulfill the independence
       requirements under NYSE or Nasdaq rules?

Principal and Selling Shareholders, page 103

13.   In your response to prior comment 43, you indicate that you have removed the
       disclaimers of beneficial ownership, but note (8) of your table still contains a disclaimer
       for Mr. Horing. Please advise.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

14.   We note your response to prior comment 48. Further explain what other features or
       deliverables are present and considered in each of type of arrangement to determine the
       unit of accounting. Explain whether each deliverable is considered to be a separate unit
       of accounting. In this regard, tell us what consideration you gave to each of the features,
       capabilities, and services that you disclose in your description of your offerings as well as
       your customer support and services beginning on page 71. We refer you to ASC 605-25-
       25-3 to 25-6.

15.   We note your response to prior comment 50. In your determination of VSOE for
       subscriptions and for apps, please elaborate on what your narrow range is and the
       percentage of arrangements that fall within the narrow range. Please also elaborate on
       the evidence gathered for TPE of domain name registrations. The explanation should
       include how many data sources were considered in determining the range of prices for the
       domain name registrations and what range was determined from the evaluation. Also tell
       us how your revenue allocation methodology considers domain names purchased as a
       stand-alone product by users of your free Wix Editor product, as noted from your
       disclosure on page 73. In addition, explain how your allocation of revenue based on
       relative selling price considers seasonal promotions and discounts as well as other
       coupons and discounts offered to subscribing users, as noted from your disclosure on
       page 76.

16.   We note your response to prior comment 51. Tell us what consideration you gave to

revising the revenue recognition policy disclosure related to this customer deposit liability in accordance with Question 1 of SAB Topic 13.A.4. In this regard, your disclosure states that you defer the related amount of revenue earned from new customers. Explain why you continue to believe it is appropriate to refer to these deposits as earned revenue that you defer.

17.   Your response to prior comment 25 explains that the deferred revenue of premium subscriptions are recognized of over 1 to 12 months while the deferred revenue of domain name registrations are recognized over 1 to 36 months. Please explain to us why the deferred revenues of domain name registrations are recognized over longer periods than the premium subscriptions when the domains name registrations are not sold separately from the premium subscriptions.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Colin J. Diamond, Esq.
        White & Case LLP